DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR June 1, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

            [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
            [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

            [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMTOTIVE [LOGO]    Angus Corporate Center   877.863.2268 - Toll Free
                      230-1700 West 75th Ave   604.267.6000 - Telephone
                      Vancouver, BC            604.267.6005 - Facsimile
                      Canada V6P 6G2           www.dynamotive.com

             Form 52-109F2 - Certification of Interim Filings

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006

/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & CEO

DYNAMTOTIVE [LOGO]    Angus Corporate Center   877.863.2268 - Toll Free
                      230-1700 West 75th Ave   604.267.6000 - Telephone
                      Vancouver, BC            604.267.6005 - Facsimile
                      Canada V6P 6G2           www.dynamotive.com

             Form 52-109F2 - Certification of Interim Filings

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: May 30, 2006


/s/ Brian Richardson
---------------------
Brian Richardson
Chief Financial Offier

[DYNAMOTIVE LOGO]

                         Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                         Vancouver BC               604.267.6005 - Facsimile
                         Canada  V6P 6G2            www.dynamotive.com











NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of DynaMotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at March 31, 2006 and the interim consolidated statements of loss, deficit and cash flows for the three months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.





/s/ R. Andrew Kingston                  /s/ Brian Richardson
----------------------------------      ----------------------------------
R. Andrew Kingston                      Brian Richardson
President & Chief Executive Officer     Chief Financial Officer
Vancouver, Canada                       Vancouver, Canada
May 30, 2006                            May 30, 2006

                            ---------------------------------------------------
                                          DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                            Unaudited Interim Consolidated Financial Statements
                                       For the nine months ended March 31, 2006
                                                              (In U.S. Dollars)

                                                                       Contents
                            ---------------------------------------------------






Consolidated Financial Statements
     Consolidated Balance Sheets                                           2
     Consolidated Statements of Loss and Deficit                           3
     Consolidated Statements of Cash Flows                                 4
     Notes to Consolidated Financial Statements                            5-12

DynaMotive Energy Systems Corporation

                         UNAUDITED CONSOLIDATED BALANCE SHEETS
                            (Expressed in U.S. dollars)

                                                 March 31,       December 31,
                                                   2006             2005
                                                (Unaudited)       (Audited)
                                                       $              $
------------------------------------------------------------------------------
ASSETS
Current
Cash and cash equivalents                       10,027,529        1,428,468
Restricted cash [Note 4]                                --          172,813
Short Term Investments                           1,670,092               --
Accounts receivable                                665,773           40,326
Government grants receivable                     1,712,560          627,582
Prepaid expenses and deposits                      156,035          235,127
------------------------------------------------------------------------------
Total current assets                            14,231,989        2,504,316
Capital assets                                  16,575,235       14,199,148
Patents                                            256,157          259,109
------------------------------------------------------------------------------
TOTAL ASSETS                                    31,063,381       16,962,573
==============================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable and
  accrued liabilities [Note 3]                   7,984,579        7,314,856
Joint Venture deposit received [Note 5]            500,000               --
Convertible debenture [Note 4]                     118,792          546,461
------------------------------------------------------------------------------
Total current liabilities                        8,603,371        7,861,317
Long-term debt [Note 6]                            813,519          808,848
------------------------------------------------------------------------------
Total liabilities                                9,416,890        8,670,165
------------------------------------------------------------------------------

Shareholder's equity
Share capital                                   61,219,448       51,849,476
Shares to be issued [Note 7c]                    8,250,792        2,677,832
Contributed surplus                             14,297,332       13,047,158
Cumulative translation adjustment                 (539,752)        (434,661)
Deficit                                        (61,581,329)     (58,847,397)
------------------------------------------------------------------------------
Total shareholders' equity                      21,646,491        8,292,408
------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY      31,063,381       16,962,573
==============================================================================

The accompanying notes are an integral part of these financial statements




Approved on behalf of the Board:
"R. Andrew Kingston" Director                "Richard C H Lin" Director
--------------------                          ----------------

DynaMotive Energy Systems Corporation

                    UNAUDITED CONSOLIDATED STATEMENT OF LOSS
                          (Expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2006            2005
                                                       $               $
REVENUE
Sales                                                865,207             --
------------------------------------------------------------------------------

EXPENSES
Cost of sales                                        160,375             --
Amortization and depreciation                        239,421         33,540
Interest expense                                     269,302         58,494
Marketing                                            251,072        109,917
Office supplies, telephone and insurance             104,855        109,371
Professional fees                                    693,336        164,356
Royalties                                             20,128             --
Rent                                                  53,286         50,490
Research and Development                             784,426        498,517
General and administrative
  salaries and benefits                            1,162,222        739,252
Exchange (gain) loss                                 (99,236)         9,382
------------------------------------------------------------------------------
                                                   3,639,187      1,773,319
------------------------------------------------------------------------------
Loss from operations                              (2,773,980)    (1,773,319)

Interest and other income                             40,048             --
------------------------------------------------------------------------------
Loss for the period                               (2,733,932)    (1,773,319)
==============================================================================

Weighted average number of
common shares outstanding                        131,906,042     98,781,196
------------------------------------------------------------------------------
Basic and diluted loss per common share                 0.02           0.02
------------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements.

                   UNAUDITED CONSOLIDATED STATEMENT OF DEFICIT
                          (Expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2006            2005
                                                       $               $
------------------------------------------------------------------------------
Deficit, beginning of period                       (58,847,397)   (46,850,053)
Loss for the period                                 (2,733,932)    (1,773,319)
------------------------------------------------------------------------------
Deficit, end of period                             (61,581,329)   (48,623,372)
==============================================================================

see accompanying notes

DynaMotive Energy Systems Corporation

                 UNAUDITED CONSOLIDATED STATEMENT OF CASHFLOW
                         (expressed in U.S. dollars)

                                                      Three Months Ended
                                                          March 31,
                                                     2006            2005
                                                       $               $
-------------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period                               (2,733,932)    (1,773,319)
Add items not involving cash:
   Amortization and depreciation                     239,421         33,540
   Interest-accretion on convertible loan            181,090             --
   Stock based compensation                        1,140,752        414,376
   Translation (Gain) loss                           (99,236)         9,381
Net change in non-cash working capital
   balances related to operations [note 9]           110,221        266,475
-------------------------------------------------------------------------------
Cash used in operating activities                 (1,161,684)    (1,049,547)
-------------------------------------------------------------------------------

FINANCING ACTIVITIES
Repayment of short-term debt                              --        (42,331)
Increase of Joint-Venture deposit received           500,000             --
Decrease in project deposit                               --       (164,298)
Increase in government grants receivable          (1,097,683)        (1,888)
Share capital issued                               7,737,284      2,187,522
Shares to be issued                                5,077,915        599,507
-------------------------------------------------------------------------------
Cash provided by financing activities             12,217,516      2,578,512
-------------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase in short term investments                (1,670,092)            --
Increase in patents costs                             (3,635)        (2,404)
Purchase of capital assets (net of
  government grants)                              (1,162,062)    (1,697,631)
Decrease in restricted cash                          172,813             --
-------------------------------------------------------------------------------
Cash used in investing activities                 (2,662,976)    (1,700,035)
-------------------------------------------------------------------------------
Increase (decrease)in cash and cash
   equivalents from continuing operations          8,392,856       (171,070)
Effect of foreign exchange rate
   changes on cash                                    33,392         50,225
-------------------------------------------------------------------------------
Increase (decrease) in cash and Cash
   equivalents during the period                   8,426,248       (120,845)
Cash and cash equivalents,
   beginning of period                             1,601,281        136,971
-------------------------------------------------------------------------------
Cash and cash equivalent,
   end of period                                  10,027,529         16,126
===============================================================================

The accompanying notes are an integral part of the financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)


1. Description of business

In this Report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

DynaMotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialise its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries DynaMotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; DynaMotive Europe Limited, incorporated under the laws of the United Kingdom; DynaMotive Canada Inc., federally incorporated under the laws of Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

2. Unaudited interim financial statements

The unaudited balance sheet at March 31, 2006 and the unaudited interim statements of loss and deficit and cash flows for the three-month periods ended March 31, 2006 and 2005, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the three months ended March 31, 2006 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the three months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by DynaMotive, entered into a credit facility with Bank of Scotland for a maximum of $347,960 (GBP200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at March 31, 2006, there has been no change in status regarding the settlement of the credit facility.


4. CONVERTIBLE DEBENTURES

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures are due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures are collateralized by certain government receivables and are guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first quarter of 2006, $544,927 of the debentures were converted into 1,288,787 common shares and 322,197 Series U warrants. In addition, 82,021 shares and 20,505 Series U warrants were issued in 2006 as an interest payment on the debenture. As at March 31, 2006, $130,073 of these debentures remain outstanding.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

4. CONVERTIBLE DEBENTURES (CONT'D)

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the 2005 due to the conversion of the debentures. During the first quarter of 2006, $20,645 was accreted of the debt discount and $96,613 was expensed due to the conversion of the debentures.

As at December 31, 2005, restricted funds of $172,813 were held by the lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount to company shares and these funds became non-restricted.


5. JOINT VENTURE DEPOSIT RECEIVED

During the first quarter of 2006 the Company received $500,000 as an initial equity investment for a 49% interest in a biomass reserve company to be established in cooperation with Consensus Business Group ("CBG") of the United Kingdom. Subject to final agreements and approval of a business plan, CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to the biomass reserve company, invest $500,000 in the biomass reserve company's equity and loan $1 million to the biomass reserve company on commercial terms. As at March 31, 2006 the biomass reserve company has not been formally established and the Company is holding the deposit until such time as it can be advanced to the biomass reserve company as CBG's equity investment.


6. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan agreement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan is collateralized by the assets of the LP and is guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. The amount of $5,752 of the discount was accreted in the first quarter of 2006. The balance as at March 31, 2006 included $24,967 of foreign exchange effect.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

7. Share Capital

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2005 - unlimited common shares) with no par value and unlimited Class A preferred shares with no par value (2005 - unlimited preferred shares with a par value of $5.00 each), having attached special rights and restrictions. No preferred shares were issued and outstanding at March 31, 2006.

[b] Issued and outstanding share capital

                                             March 31, 2006   December 31, 2005
                                                     $                   $

Issued and outstanding

Common Shares 140,112,275 [December
  31, 2005 - 123,211,875]                       61,219,448         51,849,476

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2005                     51,849,476    123,211,875
Private placement issued for cash,
  net of finder's fee                                 6,360,046     11,253,937
Shares issued from exercise of options for cash          81,518        315,717
Shares issued from exercise of warrants for cash      1,914,306      4,022,806
Shares issued for settlement of fees payable            613,601        656,417
Shares issued for commercial services                   208,123        214,449
Shares issued on conversion of convertible debentures   192,378        437,074

Share Capital, March 31, 2006
   Common shares without par value                   61,219,448    140,112,275
------------------------------------------------------------------------------


[c]   Shares to be issued

At March 31, 2006, the Company has 10,588,897 common shares to be issued which are comprised of:

(i) 3,371,914 common shares for a total of $3,155,458 to be issued to Directors or companies controlled by Directors of the Company (468,204 common shares) and non-employees for services rendered under compensation arrangements (2,903,710 common sharers).

(ii) Of the remaining 7,216,983 common shares, 4,703,735 common shares are related to a private placement commenced during the second quarter of 2004 to raise funding of up to $20 million (including 1,273,262 common shares to be issued to a trust company which direction is partially controlled by a Director of the Company), 2,509,793 common shares are related to exercise of warrants and 3,455 common shares are related to exercise of options. At March 31, 2006, the Company has received $5,095,334 in cash for these shares to be issued.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

7. SHARE CAPITAL (CONT"D)

[d] Stock options

At March 31, 2006, the following stock options to Directors, employees and others were outstanding:

                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at March 31,    Remaining    Exercise   at March 31,   Exercise
    Prices        2006       Contractual    Price        2006         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   5,035,617    7.14 years     $0.21      5,035,617     $0.21
$0.33 - $0.50   8,172,833    3.51 years     $0.47      8,000,333     $0.47
$0.58 - $0.90     589,083    1.55 years     $0.73        589,083     $0.73
    $1.00         120,000    3.85 years     $1.00        120,000     $1.00
    $1.50          80,000    4.52 years     $1.50         80,000     $1.50
-----------------------------------------------------------------------------
               13,997,533                             13,825,033
-----------------------------------------------------------------------------


From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 21,016,841 (15%) of common shares for issuance upon the exercise of stock options of which at March 31, 2006, 7,019,308 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.

Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                             No. Common          Weighted
                                           Shares Issuable   Average Exercise
                                                                   Price
-----------------------------------------------------------------------------
Balance, December 31, 2005                   13,913,250            0.39
Options granted                                 400,000            0.48
Options forfeited or expired                         --              --
Options exercised                              (315,717)           0.26
---------------------------------------------------------------------------
Balance, March 31, 2006                      13,997,533            0.40
---------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

7. SHARE CAPITAL (CONT"D)

[e] Common share purchase warrants

At March 31, 2006 the common share purchase warrants outstanding were as follows:

            No. of Common     Exercise
Series     shares Issuable     Price          Expiration Date
------------------------------------------------------------------------------
P Warrants  3,296,258         $0.40           May 06, 2006
Q Warrants  8,971,838         $0.20 to $0.75  May 06, 2006 - Aug 31, 2008
R Warrants  2,500,000         $0.20           August 31, 2008
S Warrants 16,671,994         $0.44 to $2.00  August 16, 2006 - May 31, 2011
T Warrants    312,500         $0.49           November 03, 2007
U Warrants    816,521         $0.52 to $0.53  September 22, 2008 - January 20,
                                              2009
------------------------------------------------------------------------------
Total      32,569,111
------------------------------------------------------------------------------

Summary of warrants exercised and issued during the three month period ending March 31, 2006:

                       Number of Common Shares Issuable
                       via Warrants
                       exercised /     via Warrants
                       cancelled       Issued during
                       during the      the 3-month
                         3-month       Period ending
                at     Period ending      March
              Dec 31,  March 31,           31,       at March 31,     Exercise
Series         2005       2006            2006           2006         Price
-------------------------------------------------------------------------------
P Warrants  3,735,482   (439,224)            --       3,296,258        $0.40
Q Warrants 10,357,295 (1,385,457)            --       8,971,838  $0.20 to $0.75
R Warrants  2,500,000         --             --       2,500,000        $0.20
S Warrants 15,998,808 (1,698,125)     2,371,311      16,671,994  $0.44 to $2.00
T Warrants    312,500         --             --         312,500        $0.49
U Warrants  1,207,252   (500,000)       109,269         816,521  $0.52 to $0.53
-------------------------------------------------------------------------------
Total      34,111,337 (4,022,806)     2,480,580      32,569,111
-------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

7.  Share Capital (cont'd)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period. On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result the balance of unvested 100,000 SA Rights were vested.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2005 and March 31, 2006. These SA Rights will expire on December 31, 2008.

 [g] Escrow Shares

On March 27, 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company was not reached.

On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result 225,334 shares were released from escrow and were issued to the holders.

During the quarter ended March 31, 2006, 225,334 [2005 - nil] common shares were released from escrow as the milestone was reached and at March 31, 2006, nil [2004 - 781,334] common shares are held in escrow.



8. RELATED PARTY TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $261,113 for the quarter (2005 - $132,155) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil
(2005 - $nil) paid by stock based compensation.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Three Months Ended March 31, 2006 and 2005               (in U.S. dollars)

9. SUPPLEMENTARY CASH FLOW INFORMATION
Components of changes in non-cash balances related to operations are:


                                                          Three Months Ended
                                                              March 31,
                                                            2006       2005
Net change in non-cash working capital                        $          $
-----------------------------------------------------------------------------
Account receivable                                       (633,823)    59,854
Prepaid expenses and deposits                              79,629     (1,838)
Accounts payable and accrued liabilities                  664,415    208,459
------------------------------------------------------------------------------
                                                          110,221    266,475
==============================================================================


10. Segmented financial information

In 2006 and 2005, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.

All of the loss for the three month periods ended March 31, 2006 ($2,733,932) and March 31, 2005 ($1,773,319) is attributable to the BioOil segment.

         Geographic Segments                        March         March
                                                    2006          2005
                                                      $             $
         ------------------------------------------------------------------
         Revenue
         The United States                           8,853           --
         Europe                                    704,494           --
         Canada                                    151,860           --
         ------------------------------------------------------------------
                                                   865,207
         ==================================================================

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2005.

The following sets out management's discussion and analysis of our financial position and results of operations for the three months ended March 31, 2006 and 2005.

1.2 Overview

DynaMotive Energy Systems Corporation (the "Company" and or "DynaMotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

DynaMotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste byproducts.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of DynaMotive Canada Corporation. On October 31, 1995, the shareholders approved a change of name to DynaMotive Technologies Corporation and on June 26, 2001, the shareholders again approved a change of name to the Company's current name.

As of March 31, 2006, the Company had three wholly-owned subsidiaries plus 99.9% ownership of a limited partnership: DynaMotive Corporation
(incorporated in the State of Rhode Island in 1990), DynaMotive Europe Limited (formerly known as DynaMotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), DynaMotive Canada, Inc. (incorporated in Canada in November 2000), and the West Lorne BioOil Co-Generation Limited

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. DynaMotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the BioOil co-generation plant in West Lorne, Ontario.

In this report, unless the context otherwise requires, the terms the "Company" and "DynaMotive" refer to DynaMotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).


1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                  As at December  As at December  As at December
                                    31, 2005        31, 2004        31, 2003
 (US Dollars)                           $               $               $

 Results of operations:
 Revenue                                      --              --             --
 Loss from operations                (11,822,274)     (9,917,889)    (4,995,624)
 Loss from continuing operations     (11,997,344)     (9,916,215)    (4,921,650)
 Net loss per Cdn GAAP               (11,997,344)     (9,916,215)    (4,984,681)
 Net loss per US GAAP                (13,124,724)     (8,405,184)    (4,984,681)
 Net loss per share Cdn GAAP               (0.11)          (0.12)         (0.09)
 Net loss per share US GAAP                (0.12)          (0.10)         (0.09)
 Net loss from continuing                  (0.11)          (0.12)         (0.09)
 operation per share

 Financial position at year-end:
 Total assets, Cdn GAAP               16,962,573      13,198,698      3,759,605
 Total assets, US GAAP                16,962,573      13,198,698      3,759,605

 Total liabilities, Cdn GAAP           8,670,165       8,911,500      2,035,168
 Total liabilities, US GAAP            8,692,977       8,911,500      2,035,168

 Shareholder's equity, Cdn GAAP        8,292,408       4,287,198      1,724,437
 Shareholder's equity, US GAAP         8,269,596       4,287,198      1,724,437

 Common shares issued                123,211,875      93,129,798     69,915,654


1.4 Results of Operations

In 2006, DynaMotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Operations were focused in Canada, including initial commercial sales from the Company's BioOil Co-Generation plant in West Lorne, Ontario. Business Development activities accelerated both inside Canada and internationally and the Company recognized an initial plant license sale in Canada and a territorial license and plant license in Eastern Europe.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended March 31, 2006, the Company incurred a net loss of $2,733,932 or $0.02 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2005") of $1,773,319 or $0.02 per share. The increase in the level of losses incurred in 2006, compared to 2005, was attributable to the general increase of overhead expenses including amortization and depreciation, interest expenses, marketing expenses, professional fees, royalties, research and development, and general & administrative salaries and benefits. This increase is consistent with the Company's increased business development and project development activities.

Revenue

Revenue for the quarter ending March 31, 2006 was $865,207 compared to $nil for the same quarter in 2005. The increased revenue for 2006 were due to the Company executing contracts and completing milestones in the quarter for a territorial license ($500,000, covering Latvia and the Ukraine) and two plant licenses ($300,000) in addition to product shipments from its BioOil co-generation plant ($8,947) and project development services ($50,000). The sales for the period ending March 31, 2006 included $6,260 of foreign exchange effect.

Interest and other income increase to $40,048 compared to $nil in the same quarter in 2006. The increase in 2006 was due mainly to the interest income invested in short-term money market deposits.

Expenses

For the first quarters in 2006 and 2005 the Company expended on a quarterly basis $1,020,335 and $724,724 respectively, on research and development. Of these research & development expenditures, $235,909 and $226,207 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. The increased expenditures for 2006 were due to increased R&D activities related to fabrication of the Company's first 200 tonnes per day ("TPD") plant during the 2006 first quarter.

The Company expects to be able to draw significantly from government grant, including the Government of Canada's Technology Partnerships Canada program both for research & development and project related expenditures in the first quarter of 2006. The Company's agreement with Technology Partnerships Canada pertains to maximum funding of $7.1 million (C$8.235 million) through March 2006, of which $5.3 million (C$6.2 million) has been received as of March 31, 2006 and the balance $1.7 million (C$2.0 million) has been recorded as an government receivable.

Cost of sales for the first quarter were $160,375 compared to $nil in the same quarter in 2006. The increase in 2006 was due to commissions paid on the Company's initial License sales and production costs related to sale of production from the West Lorne 100 TPD plant in Ontario.

General and administrative salaries and benefits in the first quarter of 2006 increased to $1,162,222 from 739,252 for the same quarter in 2005. The increase in 2006 was mainly due to increased activity in the general and administrative area, management of the Company's development activities related to its initial 200 TPD plant and an increase in non-cash compensation.

Professional fees for the first quarter were $693,336 compared to $164,356 in the same quarter of 2005. The increase in 2006 was due to the increased hiring of external consultants and increased stock based compensation expense recognized during the period.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

Amortization and depreciation expenses increased to $239,421 in the first quarter of 2006 from $33,540 in the same quarter in 2005. This increase was due mainly to commencement of depreciation for the West Lorne plant in 2006 and the replacement of certain computer equipment at the head office.

Interest expenses increased in the quarter to $269,302 from $58,494 in the same quarter in 2005. The increases were due mainly to the accretion of the debt discount related to the short-term convertible loans and expenses incurred on the conversion of one of these loans.

Marketing expenses for the first three months of 2006 increased to $251,072 from $109,917 for the same period in 2005. These increases were due to increases in business development activities and participation in a major environmental conference during the quarter.

Office supplies, telephone and insurance decreased slightly to $104,855 during the first quarter from $109,371 in the same quarter in 2005.

Royalty expenses increased to $20,128 during the first quarter from $nil in the same quarter in 2005. The increases were due to the accrual of the repayment of royalties according to the Contribution Agreement with Technology Partnerships Canada ("TPC") under which the Company pays 2.5% of technology revenues (licenses and royalties) to TPC (please see also Note 16a of the Audited Consolidated Financial Statements at December 31, 2005).

Rent for leased premises increased slightly to $53,286 in the quarter from $50,490 in the same quarter 2005.

Currency exchange gain in the quarter amounted to $99,236 compared to the loss $9,382 in the same quarter in 2005. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the quarter ended March 31, 2006, the Company recorded a net loss of $2,733,932, while the net loss for the same quarter in 2005 amounted to $1,773,319. The increase in operating loss was primarily attributable to (i) an increase in cost of sales, (ii) an increase in amortization and depreciation, (iii) an increase in interest expense, (iv) an increase in marketing related expenses, (iv) an increase in professional fees, (v) an increase in research and development expenses, and (vi) an increase in general and administrative salaries and benefits.

The basic and diluted loss per common share for the quarter was $0.02 per share compared to $0.02 for the same quarter in 2005. The basic and diluted loss per share for the current periods remained the same as the increased operating loss was offset by the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 131,906,042 shares for the quarter ended March 31, 2006 from 98,781,196 for the quarter ended March 31, 2005.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

                                                 Three months ended
                                   Mar 31       Dec 31       Sep 30       Jun 30
                                    2006         2005         2005         2005
                                  -----------------------------------------------
(US Dollars)                           $            $            $           $
Revenue                             865,207        -            -           -

Net loss from continuing         (2,733,932)  (5,078,230)  (2,924,073) (2,221,722)
operations
Net loss per share                    (0.02)      (0.04)       (0.03)       (0.02)

Net loss                         (2,733,932)  (5,078,230)  (2,924,073) (2,221,722)
Net loss per share                    (0.02)       (0.04)       (0.03)      (0.02)

Weighted average common shares  131,906,042  118,686,979  109,672,315  104,343,348 outstanding


                                                  Three months ended
                                    Mar 31       Dec 31       Sep 30       Jun 30
                                     2005         2004         2004         2004
                                   -------------------------------------------------
(US Dollars)                           $            $            $           $
Revenue                                -            -            -           -

Net loss from continuing          (1,773,319) (4,433,230)  (2,936,819) (1,760,389)
operations
Net loss per share                     (0.02)      (0.05)       (0.04)      (0.02)

Net loss                          (1,773,319) (4,433,230)  (2,936,819) (1,760,389)
Net loss per share                     (0.02)      (0.05)       (0.04)      (0.02)

Weighted average common shares    98,781,196  88,161,929   81,325,713   79,699,951
outstanding

1.6 Liquidity

Principal sources of liquidity during the quarter ended March 31, 2006 were
(i) $7,737,284 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and
(ii) $5,077,915 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004.

Principal sources of liquidity during the quarter ended March 31, 2005 were
(i) $2,187,522 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares and
(ii) $599,507 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004.

Overall cash flows increased during 2006 due to significantly increased financing activities and the completion of construction of the West Lorne

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

Project in 2005. During the quarter ended March 31, 2006, the Company used cash in operating activities and in investing activities of $2,662,976 and $1,161,684 respectively, and generated cash from financing activities of $12,217,516.

The net amount of cash used in operating activities during the first quarter of 2006 increased to $1,161,684 from cash used of $1,049,547 in the first quarter of 2005. Cash used in operating activities consisted primarily of a net loss for the first quarter 2006 of $2,733,932 that was offset by (i) non-cash equity compensation expenses, $1,140,752, (ii) amortization of non-cash items in the sum of $239,421, and (iii) interest of accretion on convertible loan of $181,090. The net amount of cash used in operating activities during the first quarter of 2005 increased to $1,049,547 from cash generated of $2,790,907 in the first quarter of 2004. Cash used in operating activities consisted primarily of a net loss for the first quarter 2005 of $1,773,319 that was offset by (i) amortization of non-cash items in the sum of $33,540, (ii) non-cash equity compensation expenses, $414,376 and (iii) non-cash working capital balances related to operations of $266,475.

Financing activities during the first quarter 2006 generated a net increase in cash of $12,217,516, primarily from the Company's private placements of Common Shares. Financing activities during the first quarter 2005 generated a net increase in cash of $2,578,512, primarily from the Company's private placements of Common Shares.

Investing activities in the first quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $2,662,976. Of this amount, $1,162,062 was incurred in the acquisition of capital assets, $1,670,092 was incurred in the purchase of Canadian money market mutual funds, and $3,635 was expended on patents. Investing activities in the first quarter 2005 resulted in use of cash, net of grants and disposal, in the amount of $1,700,035. Of this amount, $1,697,631 was incurred in the acquisition of capital assets, and $2,404 was expended on patents.

1.7 Capital Resources

As at March 31, 2006, the Company had working capital of $5,628,618 and incurred a net loss of $2,733,932 for the quarter-ended March 31, 2006, and has an accumulated deficit of $61,581,329.

DynaMotive began generating commercial revenue from its core BioOil operations but remains dependent on financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. DynaMotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. DynaMotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular DynaMotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.3 million (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of March 31, 2006, the Company received payment of $3.9 million (C$4.5 million) from SDTC.

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

In addition to contemplated equity offerings during 2006, the Company expects receive the amounts claimed from the TPC program for research & development and demonstration project related expenditures and from SDTC as described above. The Company expects to receive in 2006 the US$1.7 million (C$2.0 million) remaining in the TPC project funding and the $0.4 million
(C$0.5 million) remaining in the SDTC project funding.

During the first quarter of 2006, the Company raised subscription funds of $10.1 million relating to the private placement commenced during the first quarter of 2004 at subscription prices ranging from $0.62 to $1.06 per share.
13.0 million shares and 2.7 million Common Share Purchase Warrants remain to be issued as a result of this funding.

With the current cash on hand and anticipated sales revenue, the Company believes it has sufficient funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility and to launch construction of a second 200 tpd plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company's first 200 TPD project, the Company has outstanding construction commitments of approximately $3.4 million and expects the project to be mechanically completed in late 2006.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200 TPD project(s) which are expected to be developed during 2006. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

The West Lorne Project has committed to a seven year $3.1 million
(C$3.6 million) turbine financing agreement which will be secured by the turbine and other power island assets. The Project has also entered into a three year loan agreement due August 2007 for $0.86 million (C$1.0 million) of which $0.86 million (C$1.0 million) has been advanced as at March 31, 2006. This loan is secured by a first charge on all of the project's assets aside from the power island assets. For detail, please see note 10 of the Audited Consolidated Financial Statements at December 31, 2005.

1.8 Off-Balance Sheet Arrangements

None.
                                                                  Page 7 of 10
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DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the quarter:

Consulting fees and salaries of $261,113 for the quarter (2005 - $132,155) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2005 - $nil) paid by stock based compensation.


1.10 Fourth Quarter

Not applicable.


1.11 Proposed Transaction

During the first quarter of 2006 the Company signed preliminary agreements with Consensus Business Group ("CBG") to fund a biomass reserve company (the "Reserve Company" 51% to DynaMotive and 49% to CBG) and to sell a 20% interest in its European development company ("DEL") in exchange for a share of profits from a CBG subsidiary. Related to these preliminary agreements, CBG has advanced $500,000 as an equity investment in the Reserve Company and has invested $2 million in DynaMotive equity on the understanding that DynaMotive will loan $2 million to DEL on commercial terms. Subject to final agreements and approval of a business plan, CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to the Reserve Company, invest $500,000 in the Reserve Company's equity and loan $1 million to the Reserve Company on commercial terms.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.


1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005

Additional information relating to the Company, including the Company's Annual Report, is available on SEDAR at www.sedar.com.


1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

(b) expensed research and development costs;

                Research and Development Expenses
                  Breakdown by major category:
                                                    Three Months Ended
                                                         March 31,
                                                    -----------------------
                                                      2006         2005
                                                    -----------------------
                                                        $           $
                 Material                            363,538    509,658
                 Salary and Benefits                 179,885    140,448
                 Consulting                          463,916     70,185
                 Miscellaneous Costs                  12,996      4,433
                                                    -----------------------
                                                   1,020,335    724,724
                 Less: Government assistance        (235,909)  (226,207)
                 programs                           -----------------------
                                                     784,426    498,517
                                                    -----------------------


(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

The required disclosure is presented in the Interim Statement of Loss.

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.


1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.



All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such

DynaMotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Three-month period ended March 31, 2006 compared to the three-month period ended March 31, 2005 factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect DynaMotive's future performance.


1.16 Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee whose recommendations are followed with regard to executive compensation. From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.

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